Exhibit 77(e)(1)

AMENDED SCHEDULE A

with respect to the

AMENDED AND RESTATED MANAGEMENT AGREEMENT

between

ING FUNDS TRUST

and

ING INVESTMENTS, LLC

Name of Fund	Annual Investment Management Fee (as a percentage of average daily net assets)

ING Classic Money Market Fund	0.25%

ING High Yield Bond Fund	0.51% on first $1 billion of assets 0.45% on next $4 billion of assets 0.40% on assets thereafter

ING Institutional Prime Money Market Fund	0.08%

ING Intermediate Bond Fund	0.17%